# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sunrise Realty Trust, Inc., CIK 0002012706
CUSIP: 867981102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 03/20/2025
Amends the filing with accession number 0001829126-24-008574
Filed by CIK 0001200461
Persons authorized to receive notices and communications: Leonard M. Tannenbaum, 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida (FL), 33401, (561) 530-3315

## Reporting persons
- Leonard M. Tannenbaum (CIK 0001200461): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 2,624,803; shared voting power 479,139; sole dispositive power 2,624,803; shared dispositive power 479,139; aggregate amount beneficially owned 3,103,942 (23.1% of the class)
  Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Leonard M. Tannenbaum (the "Reporting Person") with respect to Sunrise Realty Trust, Inc. (the "Issuer") on December 26, 2024 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on January 30, 2025. The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.
  
  Lines 7 and 9 consist of 2,623,803 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock") held directly by the Reporting Person, including 91,238 shares of restricted stock held by the Reporting Person and 1,000 shares of Common Stock held in a Uniform Transfer to Minors Act ("UTMA") account for the son of the Reporting Person. Lines 8 and 10 consist of 420,181 shares of Common Stock held by the Tannenbaum Family Foundation, formerly known as the Leonard M. Tannenbaum Foundation, for which the Reporting Person serves as the President, and 58,958 shares of Common Stock held by Tannenbaum Family 2012 Trust for the benefit of certain members of the Reporting Person's family, for which the Reporting Person serves as the Investment Advisor and over which, in each case, the Reporting Person disclaims beneficial ownership. Excludes 33,132 shares of Common Stock held by Robyn Tannenbaum, the Reporting Person's spouse, over which the Reporting Person disclaims beneficial ownership.
  
  Line 13 is based on the 13,421,494 shares of Common Stock outstanding as of March 1, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed with the SEC on March 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Sunrise Realty Trust, Inc.
Address of issuer's principal executive offices: 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida (FL), 33401

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person received 1,260,763 shares of Common Stock in connection with the spin-off of the Issuer from Advanced Flower Capital Inc., f/k/a AFC Gamma, Inc. ("AFC") on July 9, 2024, pursuant to which the Issuer became a separate, publicly traded company (the "Spin-Off"), of which 48,455 shares are restricted shares received in the Spin-Off from restricted common stock granted under the AFC Gamma, Inc. Stock Incentive Plan. Of the 48,455 restricted shares, (i) 37,037 shares shall vest over a three-year period with approximately 33% vesting on each of the first, second and third anniversaries of January 2, 2024, subject to early termination and adjustment as provided in the applicable restricted stock grant agreement, and (ii) 11,418 shares shall vest 50% on each of January 3, 2025 and 2026, subject to early termination and adjustment as provided in the applicable restricted stock grant agreement.

The Tannenbaum Family Foundation (formerly known as the Leonard M. Tannenbaum Foundation), for which the Reporting Person serves as the President, received 60,133 shares of Common Stock in connection with the Spin-Off.

For each of the transactions below that occurred in multiple trades on the same day, the Reporting Person hereby undertakes to provide full information regarding the number of shares and prices at which the transactions were effected upon request to the staff of the SEC, the Issuer, or a security holder of the Issuer.

On July 10, 2024, the Reporting Person purchased in an open market transaction 10,000 shares of Common Stock at $8.73 per share.

On July 10, 2024, the Tannenbaum Family 2012 Trust purchased 99 shares of Common Stock at a price of $8.94 per share.

On July 10, 2024, the Tannenbaum Family 2012 Trust purchased 47,509 shares of Common Stock at a weighted average price of $10.44 per share. The shares were purchased in multiple trades in the open market at prices ranging from $9.99 to $10.83.

On July 10, 2024, the Tannenbaum Family 2012 Trust purchased 11,350 shares of Common Stock at a weighted average price of $11.07 per share. The shares were purchased in multiple trades in the open market at prices ranging from $10.99 to $11.25.

On July 11, 2024, Tannenbaum Family Foundation purchased 47,486 shares of Common Stock at a weighted average price of $11.07 per share. The shares were purchased in multiple trades in the open market at prices ranging from $10.85 to $11.80.

On July 11, 2024, Tannenbaum Family Foundation purchased 20,600 shares of Common Stock at a weighted average price of $12.45 per share. The shares were purchased in multiple trades in the open market at prices ranging from $12.01 to $12.54.

On July 12, 2024, the Tannenbaum Family Foundation purchased 56,584 shares of Common Stock at a weighted average price of $12.80 per share. The shares were purchased in multiple trades in the open market at prices ranging from $12.66 to $12.87.

On August 15, 2024, the Tannenbaum Family Foundation purchased 38,163 shares of Common Stock at a weighted average price of $12.26 per share. The shares were purchased in multiple trades in the open market at prices ranging from $11.78 to $12.63.

On August 15, 2024, the Tannenbaum Family Foundation purchased in an open market transaction 15,000 shares of Common Stock at a price of $13.00 per share.

On August 16, 2024, the Tannenbaum Family Foundation purchased 65,000 shares of Common Stock at a weighted average price of $12.41 per share. The shares were purchased in multiple trades in the open market at prices ranging from $12.25 to $12.49.

On August 19, 2024, the Tannenbaum Family Foundation purchased 22,661 shares of Common Stock at a weighted average price of $11.97 per share. The shares were purchased in multiple trades in the open market at prices ranging from $11.88 to $11.99.

On August 20, 2024, the Tannenbaum Family Foundation purchased 20,000 shares of Common Stock at a weighted average price of $12.17 per share. The shares were purchased in multiple trades in the open market at prices ranging from $12.00 to $12.27.

On August 21, 2024, the Tannenbaum Family Foundation purchased 10,000 shares of Common Stock at a weighted average price of $12.92 per share. The shares were purchased in multiple trades in the open market at prices ranging from $12.89 to $12.95.

On August 22, 2024, the Tannenbaum Family Foundation purchased 10,000 shares of Common Stock at a weighted average price of $12.88 per share. The shares were purchased in multiple trades in the open market at prices ranging from $12.75 to $13.00.

On August 23, 2024, the Tannenbaum Family Foundation purchased 1,136 shares of Common Stock at a weighted average price of $13.10 per share. The shares were purchased in multiple trades in the open market at prices ranging from $12.75 to $13.15.

On August 26, 2024, the Tannenbaum Family Foundation purchased 10,000 shares of Common Stock at a weighted average price of $13.35 per share. The shares were purchased in multiple trades in the open market at prices ranging from $13.31 to $13.42.

On August 27, 2024, the Tannenbaum Family Foundation purchased 13,083 shares of Common Stock at a weighted average price of $13.48 per share. The shares were purchased in multiple trades in the open market at prices ranging from $13.25 to $13.50.

On August 28, 2024, the Tannenbaum Family Foundation purchased 5,335 shares of Common Stock in multiple trades in the open market at $13.75 per share.

On August 28, 2024, the Reporting Person, acting as the custodian for his minor child under a Uniform Transfers to Minors Act ("UTMA") account, purchased 1,000 shares of the Issuer's Common Stock in an open market transaction at a price of $13.75 per share.

On August 30, 2024, the Tannenbaum Family Foundation purchased 25,000 shares of Common Stock at a weighted average price of $13.85 per share. The shares were purchased in multiple trades in the open market at prices ranging from $13.74 to $14.00.

On December 16, 2024, the Reporting Person purchased in an open market transaction 47,810 shares of Common Stock at a weighted average price of $13.39 per share. The shares were purchased in multiple trades in the open market at prices ranging from $13.08 to $13.50.

On December 17, 2024, the Reporting Person purchased in an open market transaction 15,803 shares of Common Stock at a weighted average price of $13.47 per share. The shares were purchased in multiple trades in the open market at prices ranging from $13.42 to $13.70.

On December 18, 2024, the Reporting Person purchased in an open market transaction 39,000 shares of Common Stock at a weighted average price of $13.42 per share. The shares were purchased in multiple trades in the open market at prices ranging from $12.99 to $13.50.

On December 19, 2024, the Reporting Person was granted 60,837 shares of restricted stock at $13.15 per share vesting over three years, subject to early termination and adjustment as provided in the applicable restricted stock grant agreement.

The Reporting Person purchased 1,000,000 shares of Common Stock on January 29, 2025, in the Issuer's public offering, at the public offering price of $12.00 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover page above and Item 3.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover page above and Item 3.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented as follows:

On March 10, 2025, the Reporting Person purchased in open market transactions 69 shares of Common Stock at a weighted average price of $10.80 per share. The shares were purchased in multiple trades in the open market at prices ranging from $10.79 to $10.80.

On March 11, 2025, the Reporting Person purchased in an open market transaction 10,000 shares of Common Stock at a price of $10.83 per share.

On March 13, 2025, the Reporting Person purchased in open market transactions 25,000 shares of Common Stock at a weighted average price of $11.06 per share. The shares were purchased in multiple trades in the open market at prices ranging from $10.99 to $11.09.

On March 14, 2025, the Reporting Person purchased in open market transactions 24,007 shares of Common Stock at a weighted average price of $11.00 per share. The shares were purchased in multiple trades in the open market at prices ranging from $10.96 to $11.00.

On March 17, 2025, the Reporting Person purchased in open market transactions 50,000 shares of Common Stock at a weighted average price of $11.03 per share. The shares were purchased in multiple trades in the open market at prices ranging from $11.00 to $11.07.

On March 19, 2025, the Reporting Person purchased in open market transactions 80,514 shares of Common Stock at a weighted average price of $11.26 per share. The shares were purchased in multiple trades in the open market at prices ranging from $11.15 to $11.35.

For each of the transactions above that occurred in multiple trades on the same day, the Reporting Person hereby undertakes to provide full information regarding the number of shares and prices at which the transactions were effected upon request to the staff of the SEC, the Issuer, or a security holder of the Issuer.

Other than as set forth herein, no transactions in the shares of Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 1 to Schedule 13D on January 30, 2025.

## Signatures
- Leonard M. Tannenbaum: /s/ Leonard M. Tannenbaum, Leonard M. Tannenbaum (03/20/2025)